Exhibit 99.1

JinkoSolar Announces Second Quarter 2014 Financial Results

SHANGHAI, China, August 18, 2014 - JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the solar PV industry, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights

●	Total solar product shipments amounted to 659.5 megawatts (“MW”), consisting of 570.8 MW of solar modules, 54.1 MW of silicon wafers and 34.6 MW of solar cells. This represents an increase of 13.5% from 581.2 MW in the first quarter of 2014 and an increase of 34.8% from 489.2 MW in the second quarter of 2013.
●	As of June 30, 2014, the Company has connected 252 MW of solar projects to the grid and expects to connect another 100 MW of solar projects during the third quarter.
●	Total revenues were RMB2.4 billion (US$392.1 million), representing an increase of 20.8% from the first quarter of 2014 and an increase of 37.8% from the second quarter of 2013.
●	Electricity revenues generated from solar projects were RMB61.0 million (US$9.8 million), representing an increase of 26.1% from the first quarter of 2014.
●	Gross margin was 22.6%, compared with 24.0% in the first quarter of 2014 and 17.7% in the second quarter of 2013.
●	Income from operations was RMB251.6 million (US$40.6 million), compared with income from operations of RMB203.5 million in the first quarter of 2014 and income from operations of RMB155.8 million in the second quarter of 2013.
●	Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB138.2 million (US$22.3 million), compared with net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB9.5 million in the first quarter of 2014 and net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB49.0 million in the second quarter of 2013.
●	Diluted earnings per American depositary share (“ADS”) were RMB4.04 (US$0.64), compared with diluted loss per ADS of RMB1.20 in the first quarter of 2014 and diluted earnings per ADS of RMB2.20 in the second quarter of 2013.
●	Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the second quarter of 2014 was RMB173.0 million (US$27.9 million), compared with non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB37.3 million in the first quarter of 2014 and non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB74.3 million in the second quarter of 2013.
●	Non-GAAP basic and diluted earnings per ADS were RMB5.60 (US$0.92) and RMB4.88 (US$0.80), respectively, in the second quarter of 2014.

“I am pleased to report our fifth consecutive quarter of profitability, as we confidently look towards the second half of the year,” commented Mr. Kangping Chen, JinkoSolar’s Chief Executive Officer. “We gained considerable momentum during the quarter. Total revenues increased 20.8% sequentially and 37.8% year-over-year. We expanded our geographic reach, secured financial support from globally-respected financial institutions for our downstream business and solidified our position in important emerging markets where we have made strategic investments such as South Africa and Latin America.”

“Our downstream business continued to grow, with revenue from power generation for the quarter increasing 26.1% sequentially to RMB 61.0 million. In addition to the RMB1 billion strategic financing agreement we signed with China Minsheng Bank, mainly for our distributed PV generation systems, we secured US$225 million in private equity financing for our downstream solar power subsidiary, from China Development Bank International, Macquarie Greater China Infrastructure Fund and New Horizon Capital, In addition to financing, they will also provide a wide range of support to drive future growth in our downstream business. These agreements demonstrate the growing interest of Chinese capital in the downstream solar market, as China’s solar power regulatory framework matures and rapid market growth is expected. With the added strength of these new partnerships, we revise our full-year 2014 project development guidance upwards from 400MW to above 600MW. We will continue to taking full advantage of our financial and operational resources to further grow our downstream businesses in the future.”

“We maintained our market leading position in China as we continue to seek out opportunities in new emerging markets. We remain confident that the Chinese market will keep growing following the National Energy Administration’s reiteration of strong support for the solar industry and solar power generation, and particularly distributed power generation. The government is also encouraging local governments to play a larger and more proactive role by offering more support and extra subsidies.”

“Our market share in the US continues to grow with shipments for the quarter increasing 61.3% sequentially. While this is partially due to rush orders, it demonstrates our commitment to and growing customer base in the US market. While our presence in traditional markets such as Europe has remained stable with our large and loyal customer base, we continue to grow our presence in new emerging markets such as Chile and South Africa where we have become the market leader. The recent establishment of our first overseas production facility in South Africa will certainly aid us in enhancing our global production chain and allow us to serve customers across the region with local products.

“With the distributed generation market on the verge of entering a phase of rapid growth, we have increased mass production of our high-efficiency, PID-free ‘Eagle+’ modules as well as smart modules and light-weight modules. By continuing to innovate our products, we are not only promoting our reputation as the industry’s technological leader, but showing customers that we are able to quickly tailor modules to meet customer requirements.”

“To conclude, I am proud of what we have accomplished and even more excited about our future. Our strong financial position, steady downstream expansion, industry leading technology and diversified geographic presence are all contributing to our robust, sustainable long-term growth and transformation into a one-stop energy solution provider. We will continue to deploy our capital into specific areas of our business in order to increase shareholder value and carry our momentum into the third quarter and throughout the whole year.”

Second Quarter 2014 Financial Results

Total Revenues

Total revenues in the second quarter of 2014 wereRMB2.4 billion (US$392.1 million), representing an increase of 20.8% from RMB2.0 billion in the first quarter of 2014 and an increase of 37.8% from RMB1.8 billion in the second quarter of 2013. The sequential increase in revenues was primarily attributable to the increase in shipments of solar modules. The year-over-year increase in total revenues was mainly attributable to the increase in shipments, improving average selling prices ("ASPs") of solar modules and the increase in electricity revenues from solar projects.

During the second quarter of 2014, electricity revenues from solar projects were RMB61.0 million (US$9.8 million), an increase of 26.1% from the first quarter of 2014. The increase in electricity revenues was primarily due to an increase in the number and capacity of the Company’s completed solar projects. Gross profit for electricity revenues was RMB38.9 million (US$6.3 million) during the second quarter of 2014, representing a gross margin of 63.8%.

The Company has entered into certain sales contracts with retainage terms (the "Retainage Contracts") since the second half of 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for the specified period which generally ranges from one year to two years (the "Retainage Period"). Given the limited experience the Company has with respect to the collectability of the retainage under Retainage Contracts, the Company does not recognize such retainage until the customers pay it after the Retainage Period expires. The total amount of retainage under the Retainage Contracts that was not recognized as revenue was RMB21.2 million (US$3.4 million) and RMB9.2 million for the second and the first quarters of 2014, respectively. During the second quarter of 2014, the Company did not recognize any retainage payments as revenue. As of June 30, 2014, the cumulative amount of retainage that had not yet been recognized as revenue was RMB175.9 million (US$28.4 million).

Gross Profit and Gross Margin

Gross profit in the second quarter of 2014 was RMB550.3 million (US$88.7 million), compared with gross profit of RMB483.1 million in the first quarter of 2014 and gross profit of RMB311.6 million in the second quarter of 2013.

Gross margin was 22.6% in the second quarter of 2014 compared with 24.0% in the first quarter of 2014 and 17.7% in the second quarter of 2013. In-house gross margin, which relates to the Company’s in-house silicon wafer, solar cell, and solar module production, was 25.4% in the second quarter of 2014, compared with 26.6% in the first quarter of 2014 and 18.3% in the second quarter of 2013. The sequential decrease in gross margin and in-house gross margin was due to a slight decrease in solar module ASPs. The year-over-year increases in gross margin and in-house gross margin were mainly due to improvements in operating efficiency, continued cost reductions for the Company’s polysilicon and auxiliary materials and improved ASPs. The Company also enjoyed higher gross margins generated by solar project electricity revenues.

Income from Operations and Operating Margin

Income from operations in the second quarter of 2014 was RMB251.6 million (US$40.6 million), compared with income from operations of RMB203.5 million in the first quarter of 2014 and income from operations of RMB155.8 million in the second quarter of 2013. Operating margin in the second quarter of 2014 was 10.3%, compared with 10.1% in the first quarter of 2014 and 8.8% in the second quarter of 2013.

Total operating expenses in the second quarter of 2014 were RMB298.6 million (US$48.1 million), an increase of 6.8% from RMB279.7 million in the first quarter of 2014 and an increase of 91.7% from RMB155.8 million in the second quarter of 2013. The year-over-year increase in operating expenses was mainly due to the increase in selling and marketing expenses, as a result of increased shipping and warranty costs from increased solar product shipments, and research and development expenses. The significant year-over-year increase in general and administrative expenses was due to the reversal of bad debt provisions of RMB54.0 million as a result of the subsequent cash collection of long-aged account receivables in the second quarter of 2013.

Total operating expenses excluding non-cash charges were RMB293.3 million (US$47.3 million), compared to RMB263.3 million in the first quarter of 2014 and RMB209.8 million in the second quarter of 2013. Non-cash charges consisted of the provision for bad debts in the second quarter of 2014, and non-cash charges consisted of the provision for bad debts and an impairment of long-lived assets in the first quarter of 2014 and the second quarter of 2013.

Total operating expenses excluding non-cash charges as a percentage of total net revenues was 12.1% in the second quarter of 2014, compared to 13.1% in the first quarter of 2014 and 11.9% in the second quarter of 2013.

Interest Expense, net

Net interest expense in the second quarter of 2014 was RMB71.5 million (US$11.5 million), an increase of 17.3% from RMB61.0 million in the first quarter of 2014 and an increase of 22.3% from RMB58.5 million in the second quarter of 2013. This increase was primarily due to expenses associated with additional long-term bank borrowings for the downstream solar projects in the second quarter of 2014.

Exchange Loss, net

The Company recorded an exchange loss of RMB4.8 million (US$0.8 million) in the second quarter of 2014, which was primarily due to a foreign currency exchange loss of RMB2.8 million (US$0.5 million) and loss in fair value change of forward contracts of RMB2.0 million (US$0.3 million). The Company had net exchange loss of RMB137.4 million in the first quarter of 2014 and net exchange loss of RMB5.8 million in the second quarter of 2013.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a loss from a change in fair value of convertible senior notes of RMB25.9 million (US$4.2 million) and a gain from a change in fair value of capped call options of RMB8.1 million (US$1.3 million) primarily due to the changes in the stock price of the Company in the second quarter of 2014.

Equity in income of affiliated companies

The Company recognized equity income from affiliated companies of RMB2.4 million (US$0.4 million) in the second quarter of 2014 as a result of its share of profits for solar projects held by affiliated companies.

Income Tax Expense

The Company incurred an income tax expense of RMB20.9 million (US$3.4 million) in the second quarter of 2014, compared with an income tax expense of RMB8.0 million in the first quarter of 2014 and an income tax benefit of RMB0.2 million during the second quarter of 2013.

Net Income / (Loss) and Earnings/ (Loss) per Share

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the second quarter of 2014 was RMB138.2 million (US$22.3 million), compared with net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB9.5 million in the first quarter of 2014 and a net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB49.0 million in the second quarter of 2013.

Basic and diluted earnings per share were RMB1.12 (US$0.18) and RMB1.01 (US$0.16), respectively, during the second quarter of 2014. This translates into basic and diluted earnings per ADS of RMB4.48 (US$0.72) and RMB4.04 (US$0.64), respectively.

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the second quarter of 2014 was RMB173.0 million (US$27.9 million), compared with non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB37.3 million in the first quarter of 2014 and non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB74.3 million in the second quarter of 2013.

Non-GAAP basic and diluted earnings per share were RMB1.40 (US$0.23) and RMB1.22 (US$0.20), respectively, during the second quarter for 2014. This translates into non-GAAP basic and diluted earnings per ADS of RMB5.60 (US$0.92) and RMB4.88 (US$0.80), respectively.

Financial Position

As of June 30, 2014, the Company had RMB1.6 billion (US$252.7 million) in cash and cash equivalents and restricted cash, compared with RMB1.7 billion of cash and cash equivalents and restricted cash as of March 31, 2014.

As of June 30, 2014, total short-term bank borrowings, including the current portion of long-term bank borrowings, was RMB2.0 billion (US$324.7 million), compared with RMB1.7 billion as of March 31, 2014, and total long-term borrowings was RMB893.4 million (US$144.0 million), compared with RMB352.5 million as of March 31, 2014.

As of June 30, 2014, the Company’s working capital was positive RMB257.4 million (US$41.5 million), compared with negative RMB396.2 million as of March 31, 2014.

Second Quarter 2014 Operational Highlights

Solar Product Shipments

Total solar product shipments in the second quarter of 2014 amounted to 659.5 MW, consisting of 570.8 MW of solar modules, 54.1 MW of silicon wafers and 34.6 MW of solar cells. In comparison, total shipments for the first quarter of 2014 amounted to 581.2 MW, consisting of 455.1 MW of solar modules, 92.1 MW of silicon wafers and 34.0 MW of solar cells, and total solar product shipments in the second quarter of 2013 amounted to 489.2 MW, consisting of 460.0 MW of solar modules, 11.1 MW of silicon wafers and 18.1 MW of solar cells.

Solar Project Capacity

As of June 30, 2014, the Company has connected 252 MW of solar projects to the grid and expects to connect another 100 MW of solar projects during the third quarter.

Solar Products Production Capacity

As of June 30, 2014, the Company’s in-house annual silicon wafer, ingot, and solar cell production capacity was 2.0 GW each and solar module production capacity was 2.1 GW, including annual silicon wafer and solar cell production capacity of 500 MW each and solar module production capacity of 100 MW operated under an operating lease agreement from the restructured manufacturing assets of Zhejiang Topoint Photovoltaic Co., Ltd., Zhejiang Yutai Photovoltaic Material Co., Ltd., Zhejiang Weishida Photovoltaic Material Co., Ltd., and Zhejiang Jiutai New Energy Co., Ltd. (collectively, “Topoint”). A third party investor has recently been selected to proceed with the Topoint reorganization. Under the operating lease agreement, JinkoSolar will operate Topoint's manufacturing assets until the completion of Topoint's reorganization, which is expected to be completed in September 2014.

Recent Business Developments

●	In July 2014, JinkoSolar partnered with Tsinghua University to build a cell-phone tower along with a microgrid system to provide power to Gonggashan center school and Gonggasha Yulong West Village School.
●	In July 2014, JinkoSolar entered into a five-year RMB1 billion strategic financing agreement with China Minsheng Banking Corp., Ltd.

●	In July 2014, China Development Bank International, the Macquarie Greater China Infrastructure Fund (a fund managed by Macquarie Infrastructure and Real Assets), and New Horizon Capital agreed to invest a total of US$225 million in JinkoSolar's downstream solar power project business.
●	In August 2014, JinkoSolar opened a solar module factory with annual production capacity of 120 MW in Cape Town, South Africa.
●	In August 2014, JinkoSolar signed a PV project development agreement with the Economic Development Zone of Lishui City, Zhejiang Province, to develop a 500 MW PV power plant with an aggregate investment amount of RMB5 billion.

Operations and Business Outlook

Third Quarter and Full Year 2014 Guidance

For the third quarter of 2014, the Company estimates total solar module shipments to be in the range of 800 MW to 850 MW, which includes 650MW to 680MW module shipments to third parties and 150 MW to 170 MW for its own downstream projects.

For the full year 2014, the Company estimates total solar module shipments to be in the range of 2.9 GW and 3.2 GW, which includes 2.3GW to 2.5GW module shipments to third parties, and 600 MW to 650 MW for its own downstream projects. Full year project development scale is expected to be above 600 MW.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Monday, August 18, 2014 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-5808-3202
U.S. Toll Free:	+1-855-298-3404
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 11:59 p.m. U.S. Eastern Time, August 25, 2014. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
U.S. Toll Free:	+1-866-846-0868
Passcode:	9792101

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar Holdings Co., Ltd.

JinkoSolar is a global leader in the solar industry with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai and Beijing, China; Munich, Germany; Bologna, Italy; Zug, Switzerland; San Francisco, the United States; Queensland, Australia; Ontario, Canada; Singapore; Tokyo, Japan and Cape town, South Africa.

JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 2.0 GW each for silicon ingots, wafers and solar cells and 2.1 GW for solar modules, as of June 30, 2014. JinkoSolar sells electricity in China and distributes its solar products to a diversified customer base in the global PV market, including Germany, Italy, Belgium, Spain, the United States, Eastern Europe, China, India, Japan, South Africa, and other countries and regions.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income (loss), non-GAAP Earnings (Loss) Per Share, non-GAAP earnings (loss) per ADS, and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to convertible senior notes and capped call options:

●	Non-GAAP net income (loss) is adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes, and exchange gain on the convertible senior notes and capped call options;

●	Non-GAAP earnings (loss) per share and non-GAAP earnings (loss) per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options; and

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2014, which was RMB6.2036 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21-6061-1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1-480-614-3003

Email: jbloker@christensenir.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	June 30, 2013	March 31, 2014	June 30, 2014
	RMB	RMB	RMB	USD
Manufacturing revenues from third parties	1,325,470	1,965,273	2,371,242	382,236
Manufacturing revenues from related parties	434,532	-	-
Solar project electricity revenues from third parties	4,883	48,378	60,998	9,833

Total revenues	1,764,885	2,013,651	2,432,240	392,069

Total cost of revenue	(1,453,298)	(1,530,515)	(1,881,983)	(303,369)

Gross profit	311,587	483,136	550,257	88,700

Operating expenses:
Selling and marketing	(117,490)	(155,438)	(182,425)	(29,406)
General and administrative	(25,280)	(101,661)	(92,693)	(14,942)
Research and development	(13,052)	(22,067)	(23,508)	(3,789)
Impairment of long lived assets	-	(515)	-	-
Total operating expenses	(155,822)	(279,681)	(298,626)	(48,137)

Income from operations	155,765	203,455	251,631	40,563
Interest expenses, net	(58,462)	(60,986)	(71,525)	(11,530)
Convertible senior notes issuance costs		(26,053)	-	-
Subsidy income	1,838	2,557	831	134
Exchange loss	(19,042)	(23,023)	(2,823)	(455)
Other (expense)/income, net	(800)	32	(1,321)	(213)
Change in fair value of forward contracts	13,279	(114,395)	(1,979)	(319)
Change in fair value of convertible senior notes and capped call options	(25,242)	26,686	(17,828)	(2,874)
Income before income taxes	67,336	8,273	156,986	25,306
Income tax expense	216	(7,952)	(20,893)	(3,368)
Equity in (loss)/income of affiliated companies	(19,281)	10,245	2,350	379
Net income	48,271	10,566	138,443	22,317
Less: Net (loss)/income attributable to non-controlling interests	(692)	1,031	232	37
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	48,963	9,535	138,211	22,280
Net income attributable to JinkoSolar Holding Co., Lt.'s ordinary shareholders per share:
Basic	0.55	0.08	1.12	0.18
Diluted	0.55	(0.30)	1.01	0.16

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	2.20	0.32	4.48	0.72
Diluted	2.20	(1.20)	4.04	0.64

Weighted average ordinary shares outstanding:
Basic	88,810,075	119,512,317	123,516,733	123,516,733
Diluted	88,992,247	133,958,649	142,128,705	142,128,705

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

	For the quarter ended
	June 30, 2013	March 31, 2014	June 30, 2014
	RMB	RMB	RMB	USD
Net income	48,271	10,566	138,443	22,317
Other comprehensive (loss)/income:
-Unrealized gain on available-for-sale securities, net	-	1,948	(887)	(143)
-Foreign currency translation adjustments	4,524	(3,936)	(2,285)	(368)
Comprehensive income	52,795	8,578	135,272	21,806
Less: comprehensive gain / (loss) attributable to non-controlling interest	(692)	1,031	232	37
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	53,487	7,547	135,040	21,769

NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	48,963	9,535	138,211	22,280

Convertible senior notes issuance costs	0	26,053	0	0

Change in fair value of convertible senior notes and capped call options	25,242	(26,686)	17,828	2,874

4% of interest expense of convertible senior notes	7,649	14,543	16,814	2,710

Exchange loss/(gain) on convertible senior notes and capped call options	(7,576)	13,871	128	21

Non-GAAP net gain attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders-	74,278	37,316	172,981	27,885

Non-GAAP net gain attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share -
Basic	0.84	0.31	1.40	0.23
Diluted	0.83	0.28	1.22	0.20

Non-GAAP net gain attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	3.36	1.24	5.60	0.92
Diluted	3.32	1.12	4.88	0.80

Non-GAAP weighted average ordinary shares outstanding
Basic	88,810,075	119,512,317	123,516,733	123,516,733
Diluted	88,992,247	133,958,649	142,128,705	142,128,705

 JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2013	June 30, 2014
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	456,076	991,778	159,871
Restricted cash	398,500	575,672	92,796
Restricted short-term investments	734,093	766,682	123,587
Short-term investments	-	60,000	9,672
Accounts receivable, net - related parties	284,142	194,751	31,393
Accounts receivable, net - third parties	1,648,748	2,722,522	438,862
Notes receivable - related parties	42,900	-	-
Notes receivable, net - third parties	254,774	67,062	10,810
Advances to suppliers, net - related parties	-	232	37
Advances to suppliers, net - third parties	70,017	158,132	25,490
Inventories	712,029	1,000,378	161,258
Forward contract receivables	42,149	3,880	625
Other receivables—related parties	216	195	31
Capped Call options	107,224	-	-
Prepayments and other current assets	591,853	567,820	91,533

Total current assets	5,342,721	7,109,104	1,145,965

Non-current assets:
Deposits under long-term pledge	87,387	132,250	21,318
Available-for-sale investment	30,118	31,092	5,012
Project assets	1,358,944	2,065,694	332,983
Long-term investments	93,569	106,164	17,113
Property, plant and equipment, net	3,186,998	3,199,098	515,684
Land use rights, net	359,085	365,739	58,956
Intangible assets, net	6,464	7,413	1,195
Forward contract receivables-long term	1,011	-	-
Capped call options	-	84,813	13,672
Other assets	144,928	300,530	48,444

Total non-current assets:	5,268,504	6,292,793	1,014,377

Total assets	10,611,225	13,401,897	2,160,342

LIABILITIES
Current liabilities:
Accounts payable - related parties	2,468	-	-
Accounts payable - third parties	1,765,268	1,847,184	297,760
Notes payable - third party	1,411,994	1,431,819	230,805
Accrued payroll and welfare expenses	238,655	254,910	41,091
Advances from customers	147,583	184,308	29,710
Income tax payable	15,625	46,256	7,456
Other payables and accruals	830,374	990,719	159,702
Other payables due to a related party	3,262	3,720	600
Forward contract payables	10,080	47,533	7,662
Convertible senior notes	770,486	-	-
Bonds payable and accrued interests	66,726	30,766	4,959
Short-term borrowings from third parties, including current portion of long-term bank borrowings	1,974,594	2,014,453	324,723

Total current liabilities	7,237,115	6,851,668	1,104,468

Non-current liabilities:
Long-term borrowings	362,000	893,400	144,013
Long-term payables	32,396	32,983	5,317
Bond payables	800,000	800,000	128,957
Accrued warranty costs – non-current	159,101	182,313	29,388
Convertible senior notes	-	1,668,018	268,879
Forward contract payables-long term	-	23,800	3,836

Total non-current liabilities	1,353,497	3,600,514	580,390

Total liabilities	8,590,612	10,452,182	1,684,858

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 108,051,630 and 123,519,622 shares issued and outstanding as of December 31, 2013 and June 30, 2014, respectively)	16	17	3
Additional paid-in capital	1,968,702	2,753,952	443,928
Statutory reserves	184,929	185,333	29,875
Accumulated other comprehensive income	12,869	7,711	1,243
Treasury stock, at cost; 1,723,200 shares of ordinary shares as of December 31, 2013 and June 30, 2014, respectively	(13,876)	(13,876)	(2,237)
Accumulated (losses) / retained earnings	(142,898)	4,444	716

Total JinkoSolar Holding Co., Ltd. shareholders' equity	2,009,742	2,937,581	473,528

Non-controlling interests	10,871	12,134	1,956

Total liabilities and shareholders' equity	10,611,225	13,401,897	2,160,342